

July 28, 2010

Joseph M. Tucci
Chairman, President and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, MA 01748

  **Re: EMC Corporation**
    **Form 10-K for the Fiscal Year Ended December 31, 2009**
    **Filed on February 26, 2010**
    **File No. 001-09853**

Dear Mr. Tucci:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,


        Maryse Mills-Apenteng
        Special Counsel